1320 Centre Street, Suite 202 Newton, MA 02429 Phone: (617) 243-0060 Fax: (617) 243-0066

September 17, 2009

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, DC  20549

Attn:

Mr. Jeffrey Riedler

Re:

Baywood International, Inc.

Revised Preliminary Information Statement filed on August 28, 2009

File No. 0-22024

Dear Mr. Riedler:

I am securities counsel for Baywood International, Inc. (the “Company”).  I enclose for filing under the Securities Exchange Act of 1934 the Revised Preliminary Information Statement.  The Company is responding to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letters, dated September 11, 2009 and September 14, 2009.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff, dated September 14, 2009.  Additionally, the Company has included the historical and pro forma financial statements of the Company in Appendices D and E to the Revised Preliminary Information Statement, in response to the letter from the Staff, dated September 11, 2009.

The Agreement and Asset Sale – Opinion of the Lyndon Group, pages 8-9

General

Comment 1.

Please expand your discussion of the fairness opinion to describe the analyses performed by the Lyndon Group and explain how these analyses support its determination that the transaction is fair to the shareholders from a financial point of view.  For example, did the Lyndon Group perform a discounted cash flow analysis, comparable transaction analysis or other analyses?  Please describe the factors considered in the analyses performed.  For example, if a discounted cash flow analysis was performed, what were the projected cash flows and discount rate used and if a comparable transaction analysis was performed what were the transactions considered comparable and how were they used to determine the fairness of this transaction?

Response 1.

The Company has complied with the Staff’s comment and provided an additional description of the analyses performed by the Lyndon Group pursuant to the revised fairness opinion included in Appendix B to in the Revised Preliminary Information Statement enclosed herewith.

Comment 2.

Please disclose the fee paid to the Lyndon Group and disclose the portion, if any, that is contingent on the consummation of the transaction.

Response 2.

The Company has complied with the Staff’s comment and provided the information requested in the Revised Preliminary Information Statement enclosed herewith.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly
Amy M. Trombly
Counsel for Baywood International, Inc

cc:

Baywood International, Inc.